

Mail Stop 3561

October 25, 2017

Jeffrey Kersten
Chief Financial Officer
Tower International Inc.
17672 N. Laurel Park Drive, Suite 400E
Livonia, MI 48152

>   **Re: Tower International, Inc.**
>   **Form 10-K for the Year Ended December 31, 2016**
>   **Filed February 28, 2017**
>   **File No. 001-34903**

Dear Mr. Kersten:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure